
Mail Stop 7010

May 28, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Paritosh K. Choksi
Chief Financial Officer
ATEL Capital Equipment Fund IX, LLC
600 California Street, 6th floor
San Francisco, California 94108

   RE: Form 10-K for the fiscal year ended December 31, 2007
      Form 10-Q for the period ended March 31, 2008
       File No. 0-50210

Dear Mr. Choksi:

  We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<center>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</center>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7. Management's Discussion and Analysis

Capital Resources and Liquidity, page 10

2. Please clarify the sources of liquidity that are available to you by addressing the
following:
    *   You present the total amounts remaining available under the acquisition and
        warehouse facilities as of December 31, 2007. Given that you participate in this
        financing arrangement with AFS and certain of its affiliates, please clarify how
        much of this remaining available amount of $66.4 million is available to you; and
    *   You disclose that it is your intention to use the receivables funding program as
        your primary source of debt financing. On page 35, you disclose that the program
        terminated with respect to new borrowings in January 2006. In light of this, it
        appears that you may not be able to obtain additional borrowings and continue to
        use it as a source for additional debt financing. Please clarify.

Note 2. Summary of Significant Accounting Policies

Initial direct costs, page 25

3. You disclose that initial direct costs include both internal costs and external broker
    fees incurred with the origination and funding of lease assets and investments in notes
    receivable. Your disclosures indicate that the internal costs include labor and
    overhead. Please disclose the specific types of overhead items included in initial
    direct costs. Please tell us on a supplemental basis how you determined it was
    appropriate to capitalize these overhead costs pursuant to paragraph 5(m) of SFAS
    13.

Exhibit 31

4. You have replaced the word "report" with "annual report" in paragraphs 2 and 3 of
    your certifications. In future filings, please revise your certifications to include the
    word "report" instead of the description of the corresponding report. Your
    certifications should be in the exact form as required in Item 601(b)(31) of Regulation
    S-K.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2008

General

5. Please address the above comments in your interim filings as well.

Note 12. Fair Value of Financial Instruments, page 22

6. Your disclosures related to purchased securities and warrants indicate that these amounts are reported at fair value. Your balance sheet indicates that these amounts, which appear to be reported as investments in securities, are reflected at cost. Please revise, as necessary.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief